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SEC FILE NUMBER
8-69736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeZero America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

67 35th Street, Suite B450
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers	212-668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd St 19th FL	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Haupt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeZero America, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FERYAL CHAUDHRY
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50093655
MY COMMISSION EXPIRES NOV. 07, 2029

Signature: ____________

Title: CEO/POO

____
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TradeZero America, Inc.

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
With report of Independent Registered Public Accounting Firm

As of December 31, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934.

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and those charged with governance of
TradeZero America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeZero America, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

New York, New York
February 24, 2023

Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 866,039
Receivable from clearing brokers (includes deposits of $1,151,040)	2,182,391
Accounts receivable	647,662
Prepaid expenses and other assets	65,246
Due from related party	80,848
Deferred tax asset	411,031
TOTAL ASSETS	$ 4,253,217
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 174,313
Commission payable	234,286
Due to related party	741,010
TOTAL LIABILITIES	1,149,609
Commitments and Contingencies (Note 8)	
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, 1,000 shares authorized, issued, and outstanding	$ 1
Additional paid in capital	4,107,052
Retained earnings	(1,003,445)
TOTAL STOCKHOLDER'S EQUITY	3,103,608
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,253,217

The accompanying notes are an integral part of the statement of financial condition

Notes to Statement of Financial Condition
December 31, 2022

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of TradeZero USA Inc. ("Parent"), who in turn is a wholly owned subsidiary of TradeZero Holding Corp. ("Ultimate Parent").

The Company operates pursuant to SEC Rule15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, Apex Clearing ("Apex").

The Company provides commission and zero-commission trading platform for retail customers to trade U.S. Securities including stocks and options. The Company derives its income primarily by offering fee-based products and services on its technology platform and by receiving order flow rebates from securities exchanges and other brokers. The Company also has a desk on the American Stock Exchange ("AMEX") where its brokers execute large orders for institutional clients.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the statement of financial condition.

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

Cash

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statement of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2022, the Company had cash in excess of Federal Deposit Insurance Company ("FDIC") secured limits of $616,039.

Risk and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Notes to Statement of Financial Condition
December 31, 2022

Current Expected Credit Losses

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including receivables from broker dealers and clearing organizations, in accordance with ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments (“ASC 326-20”). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20, and deemed the credit risk of organizations with which it entered into clearing agreements, relating to receivables from broker-dealers and clearing organizations, to be low, and the establishment of a reserve account for CECL to be unnecessary at December 31, 2022.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $2,169,307 which was $2,069,307 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.53 to 1.

Note 4: CLEARING BROKER DEPOSITS

The Company maintains a securities clearing agreement with Apex and an error account with Vision Financial. Pursuant to these agreements, the Company is required to maintain a deposit account with the clearing firms in amounts determined to be based on the Company's transaction volume. As of December 31, 2022, the Company maintained total deposits of $1,151,040, at clearing firms Apex and Vision Financial.

Note 5: ACCOUNTS RECEIVABLE

As of December 31, 2022, the Company had an amount of $647,662 accounts receivable to report, of which an amount of $270,486 is considered an allowable receivable for the purposes of computing net capital, and $377,176 as a non-allowable receivable due to being aged greater than 30 days. The Company may record a current expected credit loss, which is based upon a review of outstanding receivables and historical collection information. As of December 31, 2022, the Company determined no current expected credit loss was necessary.

Note 6: INCOME TAXES

As of December 31, 2022, the Company recorded income taxes receivable of $80,848 in the due from related party account on the statement of financial condition. As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

The significant components of the Company’s deferred tax assets as of December 31, 2022 are as follows:

Stock-based compensation	$405,865
Accrued commission	3,261
Other	1,905
Total deferred tax assets	$411,031

Note 7: FAIR VALUE MEASUREMENT

The Company follows ASC 820, Fair Value Measurements (“ASC 820”). ASC 820 provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. As of December 31, 2022 the Company did not have any assets or liabilities requiring fair value measurement under ASC 820.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company establishes an accrual for losses when the Company assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its financial condition.

Notes to Statement of Financial Condition
December 31, 2022

On January 18, 2022, the Company and two of its associates were served with a FINRA arbitration claim by a former client. The lawsuit alleges monetary damages asserted against the Company. The Company has meritorious defenses based upon documentary evidence and industry practice. The Company believes it is more likely than not that the claims may be dismissed or that it will prevail with its defenses.

Note 9: RELATED PARTY TRANSACTIONS

As December 31, 2022, the Company owed $741,010 to Parent for technology and general overhead that is allocated through an expense sharing agreement.

During the year, the Ultimate Parent contributed $638,485 of additional capital related to tax liability through forgiveness of debt as a non-cash contribution. In addition, the Ultimate Parent owed the Company $80,848 for the payment of income taxes as discussed in Note 6.

Note 10: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through issuance date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31,2022.